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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                    (AMENDED) INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES  OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response:     0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
The Bay City Capital Fund I, L.P. ("BCC")           quiring Statement      Diametrics Medical, Inc.
c/o Bay City Capital LLC                            (Month/Day/Year)       Nasdaq Trading Symbol: DMED
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)          (08/04/98)       5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        XX 10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----                      (07/10/98)
750 Battery Street, Suite 600                       Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                               XX Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
San Francisco, California 94111                                                                                ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                         973,807                             I             BCC has approximately a
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                                                                                                       49.88% proportional interest
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                                                                                                       in the capital account and
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                                                                                                       profits of BCC Acquisition II
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                                                                                                       LLC ("BCC Acquisition"), BCC
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                                                                                                       Acquisition directly owns
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                                                                                                       1,952,191 shares of the
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                                                                                                       Issuer's Common Stock.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-96)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Warrant                         (08/04/98)  (08/04/03)   Common Stock        324,603  $8.40 per share    I        See comments on
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                                                                                                                  page 1 of this
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                                                                                                                  Form 3 for BCC
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                                                                                                                  with respect to
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                                                                                                                  its indirect
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                                                                                                                  ownership of
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                                                                                                                  common stock. BCC
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                                                                                                                  Acquisition
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                                                                                                                  directly owns
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                                                                                                                  Warrants to
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                                                                                                                  acquire 650,731
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                                                                                                                  additional shares
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                                                                                                                  of the Issuer's
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                                                                                                                  Common Stock.
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Convertible Senior Secured      (08/04/98) (08/04/03)    Common Stock        397,874  $8.40 per share     I       See comments on
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Fixed Rate Note ("Note or Notes")                                                                                 page 1 of this
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                                                                                                                  Form 3 for BCC
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                                                                                                                  with respect to
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                                                                                                                  its indirect
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                                                                                                                  ownership of
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                                                                                                                  common stock.
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                                                                                                                  BCC Acquisition
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                                                                                                                  directly owns
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                                                                                                                  Notes which it has
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                                                                                                                  the right to
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                                                                                                                  convert into
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                                                                                                                  797,619 shares of
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                                                                                                                  the Issuer's
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                                                                                                                  Common Stock.
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Explanation of Responses:

On July 10, 1998, the Reporting Person filed on Form 3 indicating that the Reporting Person had indirectly entered into a Common
Stock Purchase Agreement, Warrant Agreement and Note Purchase Agreement pursuant to which it might acquire approximately
1,076,060 shares of the Issuer's Common Stock, Warrants to acquire approximately 358,686 additional shares, and Convertible
Senior Secured Fixed Rate Notes, which upon conversion, the Issuer would issue approximately 418,763 shares of Common Stock. The transactions contemplated by the Common Stock Purchase Agreement, the Warrant Agreement and the Note Purchase Agreement closed on
August 4, 1998, at which time the Reporting Person acquired the Common Stock, Warrants and Notes reported herein. The Reporting
Person has no rights to acquire any additional securities of the Issuer under these agreements, though such agreements impose no limitation on future acquisitions or dispositions of such shares by the Reporting Person.

On August 4, 1998, the Reporting Perons entered indirectly into Participation Agreements with certain Swiss investors. This filing shall not be deemed an admission that the Reporting person presently is, for purposes of Section 16 of the Act, Beneficial
Owner of any shares that certain Swiss investors would be entitled to upon conversion of the Notes. Certain Swiss investors, who are not Reporting Persons, would receive an aggregate of 37,897 shares of the Issuer's Common Stock upon their election to exercise their conversion rights.
                                                                           /s/ Fred B. Craves, Manager            August 14, 1998
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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